Exbihit 99.1

Saifun Semiconductors Reports First Quarter 2006 Results

Netanya, Israel, April 26, 2006 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced financial results for the first quarter ended March 31, 2006.

Financial Highlights – GAAP: First quarter 2006 compared with first quarter 2005 (including $9.6 million non-cash revenues).
■	Revenues for the quarter were $15.8 million, compared to $22.2 million in the previous year.
■	Gross profit for the quarter was $12.1 million, compared to $19.6 million in the previous year.
■	Operating income for the quarter was $7.7 million, compared to $14.9 million in the previous year.
■	Net income for the quarter was $10.0 million, or $0.34 per basic and $0.31 per diluted share, compared to net income in the previous year of $11.8 million.
■	Net income for the quarter included $0.6 million of stock-based compensation (including $0.4 million of income due to a cumulative effect of a change in accounting principle relating to the adoption of SFAS 123R) compared to $1.4 million in the previous year.

Saifun reports its results of operation in accordance with GAAP and additionally on a non-GAAP basis, referred to as Non-GAAP.  Non-GAAP net income, where applicable, excludes the effect of $9.6 million non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies AG recognized in the first quarter of 2005 and excludes stock based compensation expenses and income.

Financial Highlights –Non-GAAP[1]: First quarter 2006 compared with first quarter 2005.
■	Revenues for the quarter were $15.8 million, compared to $12.6 million, an increase of 25% compared to the previous year.
š	Licensing revenues for the quarter were $10.5 million compared to $9.3 million, an increase of 13%.
š	Service revenues for the quarter were $5.3 million, compared to $3.3 million in the previous year, an increase of 59%.
■	Gross profit for the quarter was $12.5 million, compared to $10.2 million.
■	Operating income for the quarter was $8.7 million or 55% of revenues, compared to $6.6 million in the previous year (or 52% of revenues).
■	Net income for the quarter was $10.7 million, or $0.36 per basic and $0.33 per diluted share, compared to net income in the previous year of $3.6 million.

1 These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP.  A reconciliation of GAAP statements of operations to Non-GAAP statements of operations is included in the financial statements portion of this release as well as on our website in the Investors section at www.saifun.com.

Saifun’s management believes the Non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance and Saifun therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.  Saifun has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

Commenting on the results, Kobi Rozengarten, President of Saifun Semiconductors said, “We met or exceeded many of our goals for the quarter, which included achieving an operating profit margin of over 50% excluding stock-based compensation expense. We believe this illustrates the success and profitability of our business model which positions Saifun as an emerging leader in the NVM market.

“We continued to focus on helping our licensees accelerate product launches and deliver more products incorporating NROM to the market. This is reflected in the increase in service revenues as a percentage of total sales.

“Finally, our results this quarter were underscored by our ongoing commitment to take NROM technology to a new level. During the quarter, we taped out Quad NROM designs to two licensees who are working with us on data flash applications. This is another milestone in our initiative to foster broad adoption of NROM technology. We have multiple data flash projects underway with our partners and expect to see data flash products incorporating Quad NROM on the market by the end of 2006. The data flash market represents a sizeable opportunity for Saifun and our NROM technology. With a number of NROM-based data flash products currently in development by our licensees, we believe we are well positioned to capture a significant share of this market.”

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. The companies currently licensing Saifun NROM technology are Infineon Technologies, Macronix International, Matsushita, SMIC, Sony Corporation, Spansion and Tower Semiconductors.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com/lroth@kcsa.com

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on November 10, 2005 with the U.S. Securities and Exchange Commission in connection with the company’s initial public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
All data in thousands of U.S. dollars, except share and per share data

	Three months ended		Year ended
	March 27, 2005	March 31, 2006	December 31, 2005
	Unaudited

Revenues:
Licenses	$18,881	$10,502	$65,790
Services	3,333	5,290	12,811

	22,214	15,792	78,601

Cost of revenues:
Services (1)	2,634	3,678	12,048

Gross Profit	19,580	12,114	66,553

Operating expenses:
Research and development (1)	1,520	2,317	7,427
Marketing and selling (1)	1,430	883	4,889
General and administrative (1)	1,737	1,225	6,216

Total operating expenses	4,687	4,425	18,532

Operating income	14,893	7,689	48,021

Financial income, net	155	1,977	1,749

Income from continuing operations	15,048	9,666	49,770

Loss from discontinued operations (1)	(3,224)	-	(5,263)

Income before cumulative effect of change in accounting principle	11,824	9,666	44,507

Cumulative effect of a change in accounting principle (2)	-	378	-

Net Income	$11,824	$10,044	$44,507

Net earnings per share from continuing operations
Basic	$-	$0.33	$0.46
No. of shares - basic	17,640	29,601	19,581
Diluted	$-	$0.30	$0.36
No. of shares - diluted	17,640	32,329	26,447

Net earnings per share
Basic	$-	$0.34	$0.17
No. of shares - basic	17,640	29,601	29,453
Diluted	$-	$0.31	$0.16
No. of shares - diluted	17,640	32,329	31,947

(1) Expenses include stock-based compensation related to options granted to employees and others as follows:

	Three months ended		Year ended
	March 27, 2005	March 31, 2006	December 31, 2005
	Unaudited

Cost of revenues	$154	$367	$834
Research and development	31	191	330
Marketing and selling	162	165	667
General and administrative	974	292	2,410
Loss from discontinued operations	35	-	54

	$1,356	$1,015	$4,295

(2) On January 1, 2006, the Company adopted FASB 123 (R), ” Share- Based Payment”. Accordingly, the Company recorded a cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

SAIFUN SEMICONDUCTORS LTD.
Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations
All data in thousands of U.S. dollars, except share and per share data

	Three months ended March 27, 2005				Three months ended March 31, 2006				Year ended December 31, 2005
	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP
	Unaudited				Unaudited				Unaudited

Revenues:
Licenses	$18,881	$(9,616	)(1)	$9,265	$10,502	$-		$10,502	$65,790	$(19,182	)(1)	$46,608
Services	3,333	-		3,333	5,290	-		5,290	12,811	-		12,811

	22,214	(9,616)		12,598	15,792	-		15,792	78,601	(19,182)		59,419

Cost of revenues:
Services	2,634	(154	)(2)	2,480	3,678	(367	)(2)	3,311	12,048	(834	)(2)	11,214

Gross Profit	19,580	(9,462)		10,118	12,114	367		12,481	66,553	(18,348)		48,205

Operating expenses:
Research and development	1,520	(31	)(2)	1,489	2,317	(191	)(2)	2,126	7,427	(330	)(2)	7,097
Marketing and selling	1,430	(162	)(2)	1,268	883	(165	)(2)	718	4,889	(667	)(2)	4,222
General and administrative	1,737	(974	)(2)	763	1,225	(292	)(2)	933	6,216	(2,410	)(2)	3,806

Total operating expenses	4,687	(1,167)		3,520	4,425	(648)		3,777	18,532	(3,407)		15,125

Operating income	14,893	(8,295)		6,598	7,689	1,015		8,704	48,021	(14,941)		33,080

Financial income, net	155	-		155	1,977	-		1,977	1,749	-		1,749

Income from continuing operations	15,048	(8,295)		6,753	9,666	1,015		10,681	49,770	(14,941)		34,829

Loss from discontinued operations	(3,224)	35	(2)	(3,189)	-	-		-	(5,263)	54	(2)	(5,209)

Income before cumulative effect of change in accounting principle	11,824	(8,260)		3,564	9,666	1,015		10,681	44,507	(14,887)		29,620

Cumulative effect of a change in accounting principle	-	-		-	378	(378	)(3)	-	-	-		-

Net Income	$11,824	$(8,260)		$3,564	$10,044	$637		$10,681	$44,507	$(14,887)		$29,620

	Three months ended March 27, 2005			Three months ended March 31, 2006			Year ended December 31, 2005
	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP
	Unaudited			Unaudited			Unaudited

Net earnings per share from continuing operations
Basic	$-		$-	$0.33		$0.36	$0.46		$0.49
No. of shares - basic	17,640		17,640	29,601		29,601	19,581		19,581
Diluted	$-		$-	$0.30		$0.33	$0.36		$0.39
No. of shares - diluted	17,640		17,640	32,329		32,329	26,447		26,447

Net earnings per share
Basic	$-		$-	$0.34		$0.36	$0.17		$0.20
No. of shares - basic	17,640		17,640	29,601		29,601	29,453		29,453
Diluted	$-		$-	$0.31		$0.33	$0.16		$0.18
No. of shares - diluted	17,640		17,640	32,329		32,329	31,947		31,947

Notes:

(1) Non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies.

(2) Stock-based compensation related to options granted to employees and others.

(3) Cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

The above reconciled Non-GAAP statements are based upon our unaudited and audited consolidated statements of operations for the periods shown, giving effect to the adjustments above. This presentation is not in accordance with, or an alternative for, U.S. generally accepted accounting principles (GAAP). The reconciled Non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. However, Saifun believes that the Non-GAAP information, giving effect to the adjustments shown above, provides meaningful information and therefore uses it to supplement its GAAP reporting and internally in evaluating operations, managing and benchmarking performance. Saifun has chosen to provide this Non -GAAP supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED BALANCE SHEETS
All data in thousands of U.S. dollars

	March 31, 2006	December 31, 2005
	Unaudited

Cash and cash equivalents	$47,418	$100,327
Held-to-maturity marketable securities	93,195	75,501
Trade receivables	5,539	2,663
Loans to employees	612	613
Other accounts receivable and prepaid expenses	3,458	2,181
Total assets attributed to discontinued operations	-	212

Total current assets	150,222	181,497

Held-to-maturity marketable securities	46,420	5,995
Property and equipment, net	2,918	2,668
Loans to employees	1,061	1,097
Severance pay fund	2,277	2,122
Lease deposits	296	289
Other assets	241	70

Total long term assets	53,213	12,241

Total assets	$203,435	$193,738

Current liabilities
Trade payables	$1,153	$1,165
Accrued expenses and other liabilities	7,596	9,913
Deferred revenues	1,729	3,786
Total liabilities attributed to discontinued operations	-	146

Total current liabilities	10,478	15,010

Accrued severance pay	2,804	2,655

Share capital	121	120
Additional paid-in capital	215,767	211,706
Accumulated other comprehensive income	12	38
Accumulated deficit	(25,747)	(35,791)

Total shareholders' equity	190,153	176,073

Total liabilities and shareholders' equity	$203,435	$193,738